Exhibit 99.3

Vicinity Motor Corp. to Report Third Quarter 2021 Results on Friday, November 12 at 4:30 p.m. Eastern Time

VANCOUVER, BC / October 29, 2021 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FSE:6LG) (“Vicinity Motor,” “VMC” or the “Company”), a leading North American supplier of commercial electric vehicles, today announced that it will release financial results for the third quarter ended September 30, 2021, after market close on Friday, November 12, 2021.

Management will host an investor conference call at 4:30 p.m. Eastern time on November 12, 2021 to discuss Vicinity’s third quarter 2021 financial results, provide a corporate update, and conclude with Q&A from telephone participants. To participate, please use the following information:

Q3 2021 Conference Call and Webcast

Date: Friday, November 12, 2021
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-877-300-8521
International Dial-in: 1-412-317-6026
Conference ID: 10161722
Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1509656&tp_key=0936465e20

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Sunday, December 12, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10161722. A webcast will also be available by clicking here: Vicinity Q3 2021 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated benefits of listing on the Nasdaq, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations including other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.